Consent of Independent Registered Public Accounting Firm

The Board of Directors
Qorvo, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333‑195236) on Form S-4 and (No. 333-201357 and No. 333-201358) on Form S-8 of Qorvo, Inc. of our reports dated May 31, 2016, with respect to the consolidated balance sheets of Qorvo, Inc. as of April 2, 2016 and March 28, 2015, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the two-year period ended April 2, 2016, and the effectiveness of internal control over financial reporting as of April 2, 2016, which reports appear in the April 2, 2016 annual report on Form 10-K of Qorvo, Inc.

Our report dated May 31, 2016 on the effectiveness of internal control over financial reporting as of April 2, 2016, expresses our opinion that Qorvo, Inc. did not maintain effective internal control over financial reporting as of April 2, 2016 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states:

A material weakness related to insufficient complement of knowledgeable tax and accounting personnel; an ineffective risk assessment process to assess the changes in the regulatory environment, the organization and personnel impacting the Company’s financial reporting of income taxes; and ineffective process level controls and monitoring activities over the completeness, existence, accuracy, valuation and presentation of the income tax provision, including deferred tax assets, valuation allowances, and tax uncertainties has been identified and included in management’s assessment.

/s/ KPMG LLP
Greensboro, North Carolina
May 31, 2016